UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SEC FILE NUMBER: 811-22298	CUSIP NUMBER: 85520V764

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[X] Form N-CEN
[ ] Form N-CSR

For the Period Ended:  August 31, 2022

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Starboard Investment Trust
Full Name of Registrant

Former Name if Applicable

116 S. Franklin Street
Address of Principal Executive Office (Street and Number)

Rocky Mount, NC  27804
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

⌧	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or  Form N-CSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q or subject distribution report on Form 10-D, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form N-CEN with respect to the Roumell Opportunistic Value Fund for the fiscal period ended August 31, 2022 within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time to finalize the accounting analysis for the fair value measurement of two fair valued securities.  The Registrant currently expects to file its Form N-CEN on or before the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Tracie A. Coop	252	984-3807
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer no, identify report(s).  Yes □    No  ⌧

The Registrant filed a Form 12b-25 for the Registrant’s Form N-CSR relating to the August 31, 2022 fiscal year end.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes   □    No  ⌧

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Starboard Investment Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022
By:	/s/ Ashley H. Lanham
Ashley H. Lanham, Treasurer, Principal Financial Officer, and Principal Accounting Officer